
Mail Stop 3030

August 18, 2016

Harold A. Hurwitz
Chief Financial Officer
MRI Interventions, Inc.
5 Musick
Irvine, California 92618

      Re: **MRI Interventions, Inc.**
            Form 10-K for the fiscal year ended December 31, 2015
            Filed March 25, 2016
            File No. 000-54575

Dear Mr. Hurwitz:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Results of Operations, page 44

1.   We note that your reusable product revenues appear to have increased significantly in fiscal year 2015 compared to fiscal year 2014. Please revise future filings to disclose the extent to which changes in revenue are attributable to changes in prices or to changes in the volume or amount of goods or services being sold. Refer to Item 303(a)(3)(iii) of Regulation S-K.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Heather Percival at (202) 551-3498 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Richard Mattern, Esq.
        Bass Berry & Sims PLC